[KAISER ALUMINUM CORPORATION LETTERHEAD]

August 3, 2016

BY EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kaiser Aluminum Corporation
Registration Statement on Form S-4

Ladies and Gentlemen:

Attached for filing with the Securities and Exchange Commission (the “Commission”) is a Registration Statement on Form S-4 relating to the offer by Kaiser Aluminum Corporation, a Delaware corporation (the “Company”), to exchange (the “Exchange Offer”) its 5.875% Senior Notes due 2024 and related guarantees (together, the “Exchange Notes”) for an equal principal amount of its 5.875% Senior Notes due 2024 and related guarantees outstanding on the date hereof (together, the “Original Notes”). On May 12, 2016, the Company issued $375,000,000 aggregate principal amount of the Original Notes. All of the Original Notes are outstanding on the date hereof.

The total filing fee of $37.763.00 was wired on August 2, 2016 to the Commission’s account at 100 F Street, NE, Washington, DC 20549.

In accordance with the Commission’s position set forth in Exxon Capital Holdings Corporation (available May 13, 1988) and its progeny, the Company makes the following representations to the Commission:

(1)	The Company has not entered into any arrangement or understanding with any person who will receive Exchange Notes to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

(2)

The Company will disclose to each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the Exchange Offer (a) cannot rely on the Commission’s position enunciated in Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 (the “Securities Act”) in connection with a secondary resale transaction and be identified as an underwriter in the prospectus. The

Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

(3)	The Company will include in the transmittal letter, or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business, (b) by accepting the Exchange Offer, the exchange offeree represents to the Company that it is not engaged in, does not intend to engage in and does not have an arrangement or understanding with any person to participate in a distribution of the Exchange Notes, and (c) the exchange offeree is not an affiliate of the Company.

The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes.

Please contact the undersigned at 949-614-1740, or Charles T. Haag of Jones Day at 214-969-5148, if you have any questions concerning the filing.

Sincerely,

/s/ John M. Donnan
John M. Donnan
Executive Vice President – Legal,
Compliance and Human Resources

Attachment

cc: Charles T. Haag, Jones Day